Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company:

GOLD ROYALTY CORP.
1830-1188 West Georgia Street
Vancouver, British Columbia V6E 4A2

2. Date of Material Change:

The material change described in this report occurred on August 30, 2023.

3. News Release:

On August 30, 2023, Gold Royalty Corp. (the “Company” or “GRC”) issued a news release (the “News Release”) through the facilities of Canada Newswire, a copy of which has been filed on SEDAR+.

4. Summary of Material Change:

On August 30, 2023, the Company completed the indirect acquisition of a 1.0% net smelter return (“NSR”) royalty (the “Royalty”) on portions of the Cozamin Copper-Silver Mine from Endeavour Silver Corp. and its subsidiary (“Endeavour”).

5. Full Description of Material Change:

On August 30, 2023, the Company completed the indirect acquisition of the Royalty on portions of the Cozamin Copper-Silver Mine, located in Zacatecas, Mexico, from Endeavour. Pursuant to the transaction, the Company indirectly acquired the Royalty for US$7.5 million in cash consideration and received the option to acquire a 1% NSR royalty on five additional concessions if such royalties are granted to Endeavour in the future. Pursuant to such option, the Company may acquire such additional royalties, subject to existing rights of first refusal, in exchange for US$300,000, in the case of the Mise concession and US$50,000 in the case of each other concession. Such option consideration may be satisfied, at the option of the Company, through the issuance of common shares of the Company.

In connection with the completion of the Cozamin royalty acquisition, the Company’s board of directors suspended dividends under its dividend program in order to focus capital on executing its strategic priority of growing cash flow and net asset value per share through accretive acquisitions.

6. Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Andrew Gubbels

Chief Financial Officer Telephone: (604) 396-3066

9. Date of Report:

September 1, 2023